June 10, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rebekah Lindsey, Staff Accountant
Christine Dietz, Assistant Chief Accountant
Kathleen Collins, Accounting Branch Chief
Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the "Company") in response to a telephone call between the staff (the "Staff") of the Securities and Exchange Commission and the Company on May 17, 2016, relating to a comment from the Staff on the Company's "Adjusted Free Cash Flow" measure received by letter dated March 16, 2016. We respectfully advise the Staff that, beginning in the second quarter of 2016, our Form 10-Q and earnings release furnished in Form 8-K will include a non-GAAP liquidity measure titled “Free Cash Flow” which will be calculated from our Consolidated Statement of Cash Flows. This new measure will be presented in lieu of the previous performance measure titled “Adjusted Free Cash Flow” that we discussed with the Staff on May 17, 2016. We believe this new measure is useful for investors and is consistent with the SEC’s recently updated Compliance and Disclosure Interpretations; specifically question 102.07. Our proposed disclosure regarding the usefulness and definition of “Free Cash Flow” is presented below:

Excerpt from “Supplemental Information” section of the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")
Throughout this MD&A, we have utilized certain non-GAAP financial measures to supplement our analysis of financial performance. For each of these non-GAAP financial measures, we have described the reasons for their use and have provided reconciliations to the most directly comparable GAAP measure below.
Free Cash Flow
We use Free Cash Flow as a supplemental measure to analyze cash flows generated from our operations because we believe it is useful to investors in evaluating our ability to fund capital expenditures which continue to be a significant investment required by our business.
We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus excess tax benefits from share-based compensation arrangements. Excess tax benefits represent tax deductions for share-based compensation expense in excess of book compensation expense and reduce our income taxes payable. We have included the impact of excess tax benefits in Free Cash Flow to be consistent with the treatment of other tax benefits.
Free Cash Flow has limitations, including the fact that it does not represent the residual cash flow exclusively available for discretionary expenditures because we are obligated to make payments for debt service and other contractual obligations which have not been deducted from this measure. Therefore, Free Cash Flow should be evaluated in addition to, and not as a substitute for, other financial measures prepared in accordance with GAAP. The following table presents a reconciliation of Free Cash Flow to the most directly comparable GAAP financial measure, net cash provided by operating activities.
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Acknowledgment and Adequacy of Disclosure

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments regarding this letter to Karl Pichler, Chief Financial Officer and Treasurer, by telephone at 210.312.5100. Thank you for your assistance.

Sincerely,

/s/ Karl Pichler
Karl Pichler, Chief Financial Officer and Treasurer